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November 16, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561
Attention: Barbara Jacobs, Assistant Director

Re:	Sapiens International Corporation N.V. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed April 29, 2010
File No. 000-20181

Dear Ms. Jacobs:

As per the telephone conversation that our outside counsel, Michael Rimon, Adv. of Meitar Liquornik Geva & Leshem Brandwein, held with Mr. Michael Johnson of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Monday, November 15, 2010, we hereby confirm that the Company intends to file with the SEC its response to the comments concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated October 27, 2010, by Wednesday, November 24, 2010.

Sincerely, /s/ Roni Giladi Roni Giladi Chief Financial Officer Sapiens International Corporation N.V.

cc:	Michael Johnson, Division of Corporation Finance
Roni Al Dor, President, Chief Executive Officer and Director, Sapiens International Corporation N.V.
Clifford M. J. Felig, Adv., Meitar Liquornik Geva & Leshem Brandwein
Michael Rimon, Adv., Meitar Liquornik Geva & Leshem Brandwein
Paul Weinberg, Adv.

www.sapiens.com